Filed by FEI Company
Filed pursuant to Rule 425 promulgated under
the Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the Securities
Exchange Act of 1934, as amended.
Subject Company: FEI Company
Commission File No.: 0-22780

To:    All FEI Employees

From:    Jim Higgs

Before our merger with Veeco is complete, there are specific guidelines that you must follow regarding your communications with Veeco and with others outside the company. We are in a "quiet period" and it is important for employees to not intentionally or unintentionally communicate in a way that could adversely impact the merger.

* We ask that you do not communicate with your counterparts at Veeco on a business level in any way without first obtaining specific approval from an integration team member. A list of integration team members will be circulated to you shortly (until then, or if you have questions, please refer to a vice president in your organization).

* In the event you have social interactions with employees from Veeco, please refrain from discussion of business issues or sharing of any information that could be considered confidential by either company.

* The integration team and other designated individuals who will be communicating directly with Veeco regarding business issues will be given additional training and documentation regarding securities law and antitrust law constraints during this period.

* Nothing about the proposed transaction should be communicated by FEI employees to a group at large, without prior approvals from the management team (except already published public domain information). For instance, employees should refrain from sending memos, speaking in internet chat rooms, posting information to the web, or doing any other type of unauthorized activity that would communicate with a group regarding the proposed transaction. Such communication could, among other things, be seen as communication on behalf of the company and adversely affect the transaction. Additionally, since we are hereby asking for this to not occur, such action would be considered cause for disciplinary action.

* Last, you should be reminded that company emails are always subject to potential review by FEI management, and, under some circumstances, are subject to legal review. As with other communications, employees are responsible for their self-generated email traffic. It is important for employees not to be involved in email exchanges of any type that could create negative implications for FEI (or for Veeco).

About FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management™ solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam™ and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at www.feico.com.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI HAVE FILED WITH THE SEC CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS ARE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.